Exhibit 99.1

Tenaris 2018 First Quarter Results Conference Call.

On April 27, 2018, Paolo Rocca, Chairman and Chief Executive Officer of Tenaris S.A. (“Tenaris” or the “Company”) and other members of the Company’s senior management participated in an audio conference with investors and analysts to discuss, among other things, the Company’s results, market background and outlook. You may access the audio conference at Tenaris Investor Relations website at: http://files.shareholder.com/downloads/ABEA-2RJSJD/5926759525x0x978697/32E22082-8813-43E1-90C4-2BDC7EF46E81/Tenaris_4-27-2018.mp3.

Cautionary Statement Regarding Forward-Looking Statements

The audio conference referred to above contains “forward-looking statements.” Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These statements include information regarding management strategy, investment plans, development and growth of the steel pipe and oil and gas industries, trends and other prospective data, including trends regarding the development of raw material costs and the levels of investment in oil and gas drilling worldwide and general economic conditions in the countries where Tenaris operates and sells its products and services. By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this conference call. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.